Exhibit 19

Insider Trading Policy

Purpose

The Board of Directors of Veru Inc. (the "Company") has adopted this Insider Trading Policy (“Policy”) with respect to transactions in the Company's securities, as well as the securities of publicly traded companies with whom the Company has a business relationship.

This Policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company's reputation for integrity and ethical conduct. It is your obligation to understand and comply with this Policy. Should you have any questions about this Policy, please contact the Compliance Officer for this Policy.

Scope

This Policy applies to all officers, directors and employees of the Company and its subsidiaries. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who receive or have access to Material Nonpublic Information (as defined below) regarding the Company. This Policy also applies to members of the immediate families and other members of the household of any person covered by this Policy and to any entity controlled by a person covered by this Policy. The persons covered by this Policy are sometimes referred to in this Policy as "Insiders."

Transactions Subject to this Policy

This Policy applies to all transactions in the Company's securities, including common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company's stock, whether or not issued by the Company, such as exchange-traded options (the foregoing are collectively referred to in this Policy as "Company Securities"). Transactions subject to this Policy include purchases, sales and bona fide gifts of Company Securities.

Individual Responsibility

Insiders have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of Material Nonpublic Information. Each individual is responsible for making sure that he or she complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy also complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession of Material Nonpublic Information rests with that individual, and any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading "Consequences of Violations."

Administration of this Policy

The Company’s Executive Vice President - Legal shall serve as the Compliance Officer for the purposes of this Policy, and in his or her absence, another employee designated by the Compliance Officer shall be responsible for the administration of this Policy. All determinations and interpretations relating to this Policy by the Compliance Officer shall be final and not subject to further review.

Policy

Trading on Material Nonpublic Information. No Insider shall engage in any transaction involving any Company Securities during any period in which he or she possesses Material Nonpublic Information concerning the Company, except as otherwise specified in this Policy under the heading "Certain Exceptions."

Short Sales. No Insider shall engage in a short sale of any Company Securities. A "Short Sale" is a sale of securities not owned by the seller or, if owned, not delivered against such sale within 20 days thereafter (a "Short Against the Box"). Transactions in certain put and call options for Company Securities may in some instances constitute a short sale.

Disclosure of Material Nonpublic Information. No Insider may, directly or indirectly, disclose Material Nonpublic Information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company's policies regarding the protection or authorized external disclosure of information regarding the Company. No Insider may make recommendations or express opinions as to trading in any Company Securities on the basis of Material Nonpublic Information.

Margin Accounts and Pledged Securities. Securities held in a margin account may be sold without your consent by a broker if you fail to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan (including pursuant to a margin loan) may be sold in foreclosure if the borrower defaults on the loan. All Insiders are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan. However, the Company may, on a case-by-case basis, grant an exception to this prohibition and permit an Insider to hold outstanding shares of Company Common Stock in a margin account or otherwise pledge outstanding shares of Company Common Stock as collateral for a loan. Any such exception must be approved in advance by the Compliance Officer. The Compliance Officer may consider any factors he or she deems relevant in deciding whether to approve a margin account or pledge, including the financial capacity of the Insider to satisfy any obligations without resort to the pledged shares and whether the obligations pursuant to the margin account or pledge are full recourse to the Insider. In all cases, no Insider may have at any time more than 20% of his or her outstanding shares of Company Common Stock in the aggregate subject to margin accounts and/or pledges and, if the Insider is subject to the Addendum to this Policy, any such margin account or pledge may not be established during any Quarterly Blackout Period or Event-Specific Blackout as provided in the Addendum.

Hedging Transactions. Hedging transactions are transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of any Company Securities. Hedging transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit an Insider to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the Insider may no longer have the same objectives as the Company’s other shareholders. Therefore, Insiders are prohibited from engaging in any such transactions.

No Exception for Hardship. The existence of a personal financial emergency does not excuse any Insider from compliance with this Policy.

Confidentiality of Nonpublic Information. Material Nonpublic Information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. In the event any officer, director, employee or consultant of the Company receives any inquiry from outside the Company, such as a stock analyst, for information (particularly financial results and/or projections), the inquiry should be referred to the Company's Chief Executive Officer, who is responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable laws and regulations.

Blackout and Pre-Clearance Procedures. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of inside information, the Company's Board of directors has adopted an Addendum to Insider Trading Policy that applies to Directors, executive officers subject to Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), and certain designated employees and consultants of the Company and its subsidiaries who have access to Material Nonpublic Information about the Company. The Company will notify you if you are subject to the Addendum.

The Addendum generally prohibits persons covered by it from trading in the Company Securities during quarterly blackout periods (beginning at the close of market on the 20th day of the third month of each quarter and ending at the beginning of the second trading day following the release of the Company's earnings for that quarter) and during certain event-specific blackouts. Persons covered by the Addendum also must pre-clear all transactions in the Company Securities.

Consequences of Violations

Liability for Insider Trading. The purchase or sale of Company Securities while in possession of Material Nonpublic Information concerning the Company is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the Securities and Exchange Commission ("SEC"), U.S. Attorneys and state enforcement authorities as well as the laws of foreign jurisdictions. Punishment for insider trading violations is severe and could include significant fines and imprisonment.

Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a "tippee") to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions as to trading in Company Securities on the basis of such information. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.

Possible Disciplinary Actions. The Company may also impose sanctions for failure to comply with this Policy, including dismissal for cause, whether your failure to comply with this Policy results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person's reputation and irreparably damage a career.

Material Nonpublic Information Regarding Other Companies

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company's distributors, vendors, suppliers or customers ("Business Partners"), when that information is obtained in the course of employment with, or during the rendering of services by or on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on or entering into any transaction related to Material Nonpublic Information regarding the Company's Business Partners. All Insiders should treat Material Nonpublic Information about the Company's Business Partners with the same care required with respect to information related directly to the Company.

Definition of Material Nonpublic Information

Material Information. Information is material if there is a reasonable likelihood that it would be considered important to an investor in making a decision to purchase, sell or hold Company Securities (or securities of any of the Company's Business Partners). Any information that could be expected to affect the Company's stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

•	Financial results
•	Changes in financial guidance
•	Known but unannounced future earnings or losses
•	Execution or termination of significant contracts with distributors, collaborators and other business partners
•	News of a pending or proposed merger or other acquisition
•	News of the disposition, construction, attachment, detention or acquisition of significant assets
•	Impending bankruptcy or financial liquidity problems
•	Patent or other intellectual property milestones
•	Scientific achievements or other developments from research efforts
•	News relating to the timing or results of a clinical trial involving any of the Company’s drug candidates
•	A cybersecurity risk or incident involving the Company, including relating to customers, suppliers, employees or any Company data
•	Significant developments involving corporate relationships
•	Changes in dividend policy or a stock repurchase program
•	New product announcements of a significant nature
•	Significant product defects or modifications

•	Stock splits
•	New equity or debt offerings
•	Positive or negative developments in outstanding litigation
•	Significant litigation exposure due to actual or threatened litigation
•	Major changes in senior management

When Information is Considered Nonpublic. Information is nonpublic if it has not previously been disclosed to the general public. In order to establish that the information has been disclosed to the general public, it is generally necessary to demonstrate that the information has been widely disseminated. Information would be considered widely disseminated if it has been disclosed in a press release distributed through a newswire service or in a public disclosure document filed with the SEC that is available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company's employees, or if it is only available to a select group of analysts, brokers and institutional investors.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until the start of the second business day after the day on which the information is released. If, for example, the Company were to make an announcement on a Monday, you should not trade in Company Securities until Wednesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific Material Nonpublic Information.

Post-Termination Transactions

This Policy continues to apply to transactions by an Insider in the Company Securities even after the Insider's employment or services to the Company have terminated until any Material Nonpublic Information concerning the Company that the Insider possesses as of the date of termination has become public. Post-Insider transactions are not subject to the Addendum.

Certain Exceptions

Transactions Under Company Plans. For purposes of this Policy, the Company considers that the exercise of stock options for cash under the Company's stock incentive plan, the exercise of stock appreciation rights under the Company's stock incentive plan, and the grant of restricted stock or other equity awards under the Company's stock incentive plan (but not the sale of any shares issued upon such exercise or grant) is exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the grant agreement or the plan.

Rule 10b5-1 Plan. If a person subject to this Policy enters into a plan which meets the requirements of Rule 10b5-1, transactions in Company Securities may occur pursuant to such plan even when the person who has entered into the plan is aware of material nonpublic information. Any Rule 10b5-1 plan must be submitted for approval to the Compliance Officer prior to the entry into the Rule 10b5-1 plan. See the Addendum for further information regarding Rule 10b5-1 plans.

Questions?

Your compliance with this Policy is extremely important to you and the Company. If you have any questions about this Policy or its application to a proposed transaction, please direct your questions to the Compliance Officer at securitiestrading@verupharma.com. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are complex and there can be severe consequences for any violation of the rules.

This Insider Trading Policy is revised as of December 11, 2024.

Addendum to Insider Trading Policy

Pre-Clearance and Blackout Procedures

This is an Addendum to the Insider Trading Policy (the “Policy”) of Veru Inc. (the "Company"). You should carefully review the Policy along with this Addendum for important terms and definitions that relate to this Addendum, including the definition of Material Nonpublic Information. This Addendum is in addition to and supplements the Policy.

To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, the Company's Board of Directors has adopted this Addendum. This Addendum applies to directors, executive officers subject to Section 16 of the Exchange Act and certain designated employees of the Company or its subsidiaries (collectively, "Covered Persons"). The names of the Covered Persons subject to this addendum are listed on the attached Schedule 1. The Compliance Officer may update Schedule 1 from time to time as necessary to reflect any changes he or she deems appropriate, such as the appointment, resignation or change in status of any individual.

This Addendum also includes additional procedures designed to address the two-business day Form 4 filing requirement under Section 16.

Blackout Procedures

Quarterly Blackout Periods for Covered Persons. The period beginning at the close of market on the 20th day of the third month of each quarter and ending at the beginning of the second trading day following the date of public disclosure of the financial results for that quarter is a particularly sensitive period of time for transactions in Company Securities from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that the Covered Persons will, during that period, often possess Material Nonpublic Information about the expected financial results for the quarter during that period. Accordingly, this period of time is referred to as a "Quarterly Blackout Period." All Covered Persons (as well any Covered Person’s family members, household members or entities whose transactions are subject to the Policy) are prohibited from trading or engaging in any transaction that involves any Company Securities during the Quarterly Blackout Period.

Event-Specific Blackout Periods. In addition to the Quarterly Blackout Periods, from time to time, Material Nonpublic Information regarding the Company may be pending. While such information is pending, the Company may impose a special Event-Specific Blackout Period during which the same prohibitions on trading Company Securities shall apply. The Company will notify those persons who are subject to any Event-Specific Blackout Period. All Insiders are urged to remember that even if they are not subject to a Quarterly or Event-Specific Blackout Period, they are still prohibited from the unauthorized disclosure of any Material Nonpublic Information and the misuse of Material Nonpublic Information in securities trading.

Exception for Approved Rule 10b5-1 Plans. Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to the Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in Rule 10b5-1 and must be in accordance with the “Guidelines for Rule 10b5-1 Plans” below. If the plan meets the requirements of Rule 10b5-1, transactions in Company Securities may occur even when the person who has entered into the plan is aware of material nonpublic information.

To comply with the Policy, a Rule 10b5-1 plan must be approved by the Compliance Officer and meet the requirements of Rule 10b5-1 and the “Guidelines for Rule 10b5-1 Plans” below. In general, a Rule 10b5-1 plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. The plan must include a cooling-off period before trading can commence that, for directors or executive officers, ends on the later of 90 days after the adoption of the Rule 10b5-1 plan or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the plan), and for persons other than directors or officers, 30 days following the adoption or modification of a Rule 10b5-1 plan. A person may not enter into overlapping Rule 10b5-1 plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 plan during any 12-month period (subject to certain exceptions). Directors and executive officers must include a representation in their Rule 10b5-1 plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All persons entering into a Rule 10b5-1 plan must act in good faith with respect to that plan. Any Rule 10b5-1 plan must be submitted for approval to the Compliance Officer prior to the entry into the Rule 10b5-1 plan. If you enter into a 10b5-1 plan which is in writing and approved in advance by the Compliance Officer, then you may trade in the Company Securities pursuant to such 10b5-1 plan during a Blackout Period and while otherwise in possession of Material Nonpublic Information.

Guidelines for Rule 10b5-1 Plans. The following guidelines apply to all Rule 10b5-1 plans:

•	You may not enter into, modify or terminate a Rule 10b5-1 plan during a Blackout Period or while in possession of Material Nonpublic Information.

•	All Rule 10b5-1 plans must have a duration of at least 6 months and no more than 2 years.

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For executive officers and directors, no transaction may take place under a Rule 10b5-1 plan until the later of (a) 90 days after adoption or modification (as specified in Rule 10b5-1) of the Rule 10b5-1 plan or (b) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter (the Company’s fourth fiscal quarter in the case of a Form 10-K) in which the Rule 10b5-1 plan was adopted or modified (as specified in Rule 10b5-1). In any event, the cooling-off period is subject to a maximum of 120 days after adoption of the plan.

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For persons other than executive officers and directors, no transaction may take place under a Rule 10b5-1 plan until 30 days following the adoption or modification (as specified in Rule 10b5-1) of a Rule 10b5-1 plan.

•	Subject to certain limited exceptions specified by Rule 10b5-1, you may not enter into more than one Rule 10b5-1 plan at the same time.

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Subject to certain limited exceptions specified in Rule 10b5-1, you are limited to only one Rule 10b5-1 designed to effect an open market purchase or sale of the total amount of securities subject to the Rule 10b5-1 plan as a single transaction in any 12-month period.

•	If a Rule 10b5-1 plan is terminated, you must wait at least 30 days before trading outside of the Rule 10b5-1 plan.

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You must act in good faith with respect to a Rule 10b5-1 plan. A Rule 10b5-1 plan cannot be entered into as part of a plan or scheme to evade the prohibition of Rule 10b- 5. Therefore, although modifications to an existing Rule 10b5-1 plan are not prohibited, a Rule 10b5-1 plan should be adopted with the intention that it will not be amended or terminated prior to its expiration

•	You may not purchase or sell any Company Securities while the Rule 10b5-1 plan is in effect.

The Company's approval of a Covered Person's Rule 10b5-1 plan does not constitute any advice or assurance to the Covered Person that the plan complies with Rule 10b5-1 or will result in an effective affirmative defense under the rule and such approval shall no way reduce or eliminate any Covered Person's obligations under Section 16 of the Exchange Act, including such person's disclosure and short-swing trading liabilities thereunder. If any questions arise, such person should consult with his or her own counsel in implementing a Rule 10b5-1 plan.

Preclearance of Trades by Covered Persons

The Company has determined that all Covered Persons (as well any Covered Person’s family members, household members or entities whose transactions are subject to the Policy) must refrain from trading in Company Securities or engaging in any transaction related to Company Securities, even outside of a Blackout Period, without first complying with the Company's preclearance process. Each such person must contact the Compliance Officer prior to commencing any trade in or transaction related to any Company Securities, including any permitted trade pursuant to a 10b5-1 plan. The Compliance Officer will consult as necessary with senior management of the Company before clearing any proposed trade.

Additional Information - Directors and Executive Officers

Directors and executive officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Exchange Act. The practical effect of these provisions is that directors and executive officers who purchase and sell certain Company Securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, neither the receipt of restricted stock or an option, stock appreciation right or other equity award under the Company's stock incentive plans, nor the exercise of that option or stock appreciation right is deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16. Section 16 prohibits executive officers and directors from ever making a short sale of the Company's stock. A short sale is a sale of securities not owned by the seller or, if owned, not delivered (a "short sale against the box"). Transactions in put and call options for Company Securities may in some instances constitute a short sale or may otherwise result in liability for short swing profits. All such transactions are prohibited by the Company's Insider Trading Policy.

This Addendum to the Insider Trading Policy is revised as of December 11, 2024.